UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	October 29, 2009	Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: October 30, 2009

EXHIBIT 1
[Translation]
Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2010
[U.S. Accounting Standards]
October 29, 2009

Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo, Osaka
Code Number: 3591 (URL: http://www.wacoalholdings.jp/ir/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: General Manager, Corporate Planning
	Name: Masaya Wakabayashi	Tel: (075) 682-1028
(Amounts less than 1 million yen have been rounded)
1. Six-Month Period of the Fiscal Year Ending March 31, 2010 (April 1, 2009 - September 30, 2009)
(1) Consolidated Business Results
(% indicates changes from the same period of the previous fiscal year)

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Six-Month Period ended September 30, 2009	81,527	(9.0)	3,789	(53.4)	2,980	(54.9)
Six-Month Period ended September 30, 2008	89,585	6.0	8,133	(9.4)	6,610	(35.2)

Diluted Net Earnings
	Net Income Per Share	Per Share
	Yen	Yen
Six-Month Period ended September 30, 2009	—	—
Six-Month Period ended September 30, 2008	—	—

(Note)	Effective from April 1, 2009, “net income” is referred to as “net income attributable to the shareholders of the Company” based on U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810 “Consolidation” (formerly the U.S. FASB Statement No. 160).
Net income attributable to the shareholders of the Company was as follows:

Six-Month Period ended September 30, 2009:	2,068 million yen	(49.6)%
Six-Month Period ended September 30, 2008:	4,103 million yen	118.8%
Net income attributable to the shareholders of the Company per share was as follows:

	Basic	Diluted
	Yen	Yen
Six-Month Period ended September 30, 2009:	14.67	14.66
Six-Month Period ended September 30, 2008:	28.62	28.62
(2) Consolidated Financial Condition

		Total Shareholders’	Total Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	%	Yen
As of the end of Second Quarter (September 30, 2009)	227,363	171,377	75.4	1,202.18
As of the end of Fiscal Year (March 31, 2009)	213,486	165,873	77.7	1,181.00

2. Status of Dividends

	Dividend Per Share
	End of First	End of Second	End of Third	Fiscal
	Quarter	Quarter	Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2009	—	—	—	25.00	25.00
Fiscal Year Ending March 31, 2010	—	—
Fiscal Year Ending March 31, 2010 (Estimates)			—	20.00	20.00

(Note)	Revision of estimated dividends during the First Quarter: None
3. Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2010 (April 1, 2009—March 31, 2010)
(% indicates changes from prior fiscal year ended March 31, 2009)

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Annual	167,000	(3.1)	3,800	(62.5)	3,100	(59.4)

(Note)	Revision of forecast of consolidated business results during the Second Quarter: Yes
Forecast of net income attributable to the shareholders of the Company are as follows:

Annual	2,100 million yen	(59.8)%
Forecast of net income attributable to the shareholders of the Company per share are as follows:

Annual	14.73 yen
4. Other
(1)	Changes in significant subsidiaries in the second quarter of the current fiscal year (change in scope of consolidation): Yes

1 new subsidiary (Lecien Corporation (“Lecien”)) (Note) For details, please see Section 4 “Other” in the “Qualitative Information / Financial Statements” on page 6.

(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements (those indicated as changes in basic significant matters in preparation of quarterly consolidated financial statements):
(i)	Changes due to modifications in accounting standards, etc.: Yes

(ii)	Changes other than (i) above: None
(Note) For details, please see Section 4 “Other” in the “Qualitative Information / Financial Statements” on page 6.

(4) Number of Issued Shares (Common Stock)

		Second Quarter ended	Fiscal Year ended
		September 30, 2009	March 31, 2009
(i)	Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii)	Number of shares held as treasury stock as of the end of:	822,315 shares	2,927,238 shares
(iii)	Average number of shares during (Consolidated Six-Month Period ended September 30, 2009):	140,968,032 shares	143,338,914 shares (Six-Month Period ended September 30, 2008)
*The foregoing estimates are based on information available as of the date this data was released and, due to various factors arising in the future, actual results may differ from our estimates.
Cautionary Statement regarding Forward Looking Statements
     Statements made in this report regarding Wacoal Holdings’ or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal Holdings’ and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability in fiscal year ending March 31, 2010, are subject to various risks, uncertainties and other factors that could cause Wacoal Holdings’ actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to implement our CAP 21 strategic plan through strategic investments, acquisitions and other initiatives; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, changes in exchange rates, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

QUALITATIVE INFORMATION / FINANCIAL STATEMENTS
1. Qualitative Information Regarding Consolidated Business Results
     During the first half of the current fiscal year, the Japanese economy continued to remain weak as a result of a significant decrease in corporate profits and a continued deterioration in employment and income conditions. Overseas, the economies of China and other Asian countries are showing some signs of recovery; however, the global economy continues to be in a sluggish state.
     In the domestic Japanese market, business results across many sectors including department stores and mass merchandisers remained severe as a result of stagnation in the sales of luxury items that have been affected by worsening consumer confidence. Among other things, our overall business results in the women’s fashion and clothing industry did not improve despite the measures that we took to respond to the market such as the launch of lower-priced products that are more affordable to consumers.
     In this environment, our Group (and specifically Wacoal Corp., which is our core operating entity) sought to improve the strength of our products and endeavored to develop products that are responsive to market trends.
     In Wacoal Corp.’s Wacoal brand business, we focused on the launch of mesh fabric products such as our new Cross-Walker underwear for the spring and summer seasons which have attracted much attention in recent years. We have also focused on strengthening our sales of other underwear products. In addition, we launched a summer version of Sugoi, our autumn and winter undergarment with special features such a sweat-absorbent and quick-drying material and “sweat-stain minimizer” around the armpit, back and chest areas. Sugoi products were well received by our consumers along with our outer wear type T-shirts which resulted in an increase in sales of undergarments in spring and summer. However, the overall sales of our Wacoal brand business were below the results for the same period of the previous fiscal year due to the poor performance of our core brassiere products and weak sales of our Parfarge products that are mainly sold in department stores.
     In our Wing brand business, although sales of our undergarments were strong, sales of our Style Science series and our spring and summer campaign products remained weak. However, the overall results of our men’s innerwear products, which achieved significant sales growth during the previous fiscal year, exceeded the results for the same period of the previous fiscal year due to the favorable performance of our new Cross-Walker series mesh fabric products that were mainly sold in chain stores under the BROS brand. The overall sales of our Wing brand business were below the results for the same period of the previous fiscal year due to the poor performance of our core products for women.
     In our specialty retail store business, effective from the current fiscal year, we have been taking initiatives to organize our various shop brands and consolidate AMPHI as a “master shop brand”. As a result, we expect improved efficiency in brand investment and brand recognition by consumers. Although we achieved an increase in the number of consumers and sales volume by price reductions, overall sales of our specialty retail store business remained unchanged from the results for the same period of the previous fiscal year due to a decrease in the amounts spent per customer. Further, sales of our new Kinchaku Bra product, which is the successor to our Nanafun product from Une Nana Cool Corp. (a subsidiary of Wacoal Corp. that engages in the specialty retail store business), were strong. From July, we commenced selling on ZOZO TOWN which is an internet shopping website that handles fashion products and general merchandise, with the aim of establishing new sales channels and expanding our consumer base. However, overall sales from Une Nana Cool Corp. only slightly exceeded the results for the same period of the previous fiscal year due to a decrease in the number of shop visitors.
     In our catalog sales business, although we had more consumers compared to the previous fiscal year, the amounts spent per consumer were less and sales fell below the results for the same period of the previous fiscal year. Further, the number of consumers and amounts spent per consumer from our online Wacoal Web Store exceeded the results for the previous year and is currently showing steady performance. As a result, the overall sales from our catalog sales business remained unchanged from the results for the same period of the previous fiscal year.
     In our wellness business, we saw strong performance in the sales of sports-related products including; our new Support Gear products from our CW-X sports conditioning wear brand, and Jyuryu, our highly functional wear for golf and running which we are advertising with a famous young Japanese professional golfer as our model. For footwear and leggings, our Style Cover series products, which is a light body styling wear, and our Success Walk products, which are business shoes for women that focuses on fashionability and functionality, were well received by our customers. As a result, overall sales from our wellness business exceeded the results for the same period of the previous fiscal year.

     As a result of the aforementioned factors, although sales of our specialty retail store business, catalog sales business and wellness business showed strong performance, the overall sales of Wacoal Corp. were below the results for the same period of the previous fiscal year due to the weak performance of the innerwear products of our core Wacoal and Wing brand products. Our operating income was below the results for the same period of the previous fiscal year, however, operating margin exceeded our initial expectations as a result of our efforts to improve our sales to profit ratio and cut costs.
     With respect to Peach John Co., Ltd. (“Peach John”), mail-order sales from our spring and summer catalog were below the results for the same period of the previous fiscal year and mail-order sales from our autumn catalog which was issued in August is also showing a weak start. On the other hand, sales in existing shops exceeded the results for the same period of the previous fiscal year due to three new store openings including our first street-front store that opened in Shinjuku in July. However, due to the very poor performance of our catalog sales, overall sales of Peach John were below the results for the same period of the previous fiscal year. Although we made efforts to cut costs by reducing the number of catalog issues and advertisements in public transportation, operating income fell below the results for the same period of the previous fiscal year due to a decrease in sales.
     As for our overseas operations, in the midst of severe economic conditions in the United States, sales were significantly affected by the poor performance at upscale department stores, which is where our products are mainly sold in the United States. In addition, sales declined significantly as a result of the termination of our manufacturing and distribution license for Donna Karan (DKI, DKNY) products as of December 31, 3008, which accounted for approximately 20% of the overall sales for same period of the previous fiscal year. On the other hand, sales of b. tempt’d by Wacoal, our new brand launched in the current fiscal year, exceeded our initial expectations and was well received by our business partners and customers. The profit to sales ratio improved mainly because the losses related to Donna Karan brand products in the previous fiscal year did not continue into the current fiscal year. However, despite our efforts in cutting general expenses, operating income fell below the results for the same period of the previous fiscal year due to large advertising expenses related to the development of our new brand. The exchange rate in the second quarter of the current fiscal year was 94 yen per dollar (compared to 104 yen per dollar for the same period of the previous fiscal year).
     As for our business in China, although consumer spending has not yet fully recovered, our overall sales exceeded the results for the same period of the previous fiscal year due to our proactive promotions and product campaigns in the midst of an economy recovery that is being stimulated by the government’s large-scale public investments. However, operating income fell below the results for the same period of the previous fiscal year due to an increase in costs and expenses.
     In addition to our existing businesses discussed above, the financial results of Lecien, which became a wholly owned subsidiary of Wacoal Holdings Corp. as a result of a stock exchange, are included in our consolidated financial statements from the current consolidated second quarter (please see the recent announcement we made on May 8, 2009: “Announcement Regarding a Share Exchange to Make Lecien Corporation a Wholly Owned Subsidiary of Wacoal Holdings Corp.” for further details). Although Lecien’s fiscal year is from April 1 until March 31 of the following year the financial results of Lecien have been consolidated from August 1, 2009.
     As a result of the above, consolidated business results for the first half of the current fiscal year were as follows: sales were 81,527 million yen, a decrease of 9.0% from the same period of the previous fiscal year; operating income was 3,789 million yen, a decrease of 53.4% from the same period of the previous fiscal year due to a decrease in sales, despite our efforts in reducing costs and expenses; pre-tax net income was 2,980 million yen, a decrease of 54.9% from the same period of the previous fiscal year; and net income attributable to the shareholders of the Company was 2,068 million yen, a decrease of 49.6% from the same period of the previous fiscal year. In addition, with Lecien becoming a wholly owned subsidiary of Wacoal Holdings Corp., an amount of 13 million yen, being the difference between the consolidated net asset value of Lucien and the purchase price, was recognized as “negative goodwill” under “other profit and (loss)” in our income statement.
2. Qualitative Information regarding Consolidated Financial Condition
(1) Status of Assets, Liabilities and Total Shareholders’ Equity
     Our total assets as of the end of the current consolidated second quarter was 227,363 million yen, an increase of 13,877 million yen from the end of the previous fiscal year, as a result of an increase in investments due to changes in stock prices and an increase of accounts receivable-trade.
     In terms of liabilities, our current liabilities were 53,929 million yen, an increase of 8,410 million yen from the end of the previous fiscal year, as a result of an increase in short-term bank loans under current liabilities, and an increase of deferred tax liabilities under long-term liabilities.

     Increases of accounts receivable-trade and short-term bank loans were mainly as a result of making Lecien a wholly owned subsidiary of Wacoal Holdings as of August 17, 2009.
     Shareholders’ equity was 171,377 million yen, an increase of 5,504 million yen from the end of the previous fiscal year due to foreign currency exchange adjustments and fluctuations in unrealized gain on securities.
     As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated second quarter was 75.4%, a decrease of 2.3% from the end of the previous fiscal year.
(2) Cash Flows Status
     Cash and cash equivalents as of the end of the second quarter of the current fiscal year were 23,658 million yen, an increase of 719 million yen from the end of the previous fiscal year.
     (Cash Flows from Operating Activities)
     Cash flows from operating activities were 3,567 million yen due to increases in depreciation and amortization and in accrued expenses and other liabilities.
     (Cash Flows from Investing Activities)
     Cash flows from investing activities were 25 million yen due to proceeds from the sale and redemption of marketable securities, which was partially offset by payments for the acquisition of marketable securities and tangible fixed assets.
     (Cash Flows Used in Financing Activities)
     Cash flows used in financing activities was 3,221 million yen due to a cash dividend payment.
3. Qualitative Information regarding Forecast of Consolidated Business Results
     We expect that we will continue to face a difficult business environment in the domestic and overseas markets as we see no signs of significant improvement in consumer spending in the latter half of the current fiscal year in the midst of the global economic downturn. Our Group will make efforts to recover sales by developing attractive products that accurately meets the demands of consumers in value and pricing.
     As for our domestic business, given that our competitors have in recent years been introducing new undergarment products, which have been attracting a great attention from consumers, we will proactively develop products in our Sugoi line and also SugoT, which can be worn as outerwear. Further, we will make efforts to achieve steady growth with a substantial product line in our men’s innerwear business which has showed strong performance, and by maintaining the level of sales floor space, which has expanded rapidly.
     As for our overseas business, although we terminated our manufacturing and distribution license in the U.S. business, we also launched a new brand. We do not expect to achieve immediate expansion under current economic conditions; however we plan to build up such new brand as our new core brand in the future. In China, we proactively conducted a marketing campaign with a famous Japanese singer, as the “face” of Wacoal; however, from August 2009 we have been developing a new campaign with a famous Chinese actress. In addition, we will actively make efforts to expand business by enhancing our three-brand system of Wacoal, Amphi and Salute and by opening shops in new regions.
     As for Lecien, we are currently working to improve management efficiency by organizing and/or consolidating its existing businesses which we believe will contribute to our Group business results.
4. Other
(1)	Changes in significant subsidiaries in the second quarter of the current fiscal year (change in scope of consolidation):
     Lecien became a wholly owned subsidiary (a “specified” subsidiary as defined under the Financial Instruments and Exchange Law) of Wacoal Holdings Corp. through a share exchange pursuant to the resolution of a meeting of the board of directors held on May 8, 2009.
(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements:

Not applicable.

(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements:
     In June 2009, the U.S. FASB issued FASB ASC 105, “Generally Accepted Accounting Principles” (formerly the U.S. FASB Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). FASB ASC 105 replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” and will become the source of authoritative U.S. generally accepted principles recognized by the FASB in addition to the guidance of the Securities and Exchange Commission. FASB ASC 105 as been adopted in the current quarter however, the adoption of FASB ASC 105 is not expected to have a material impact on the Group’s financial position, business results or cash flow status.
     In December 2007, the U.S. FASB issued FASB ASC 810, “Consolidation” (formerly the U.S. FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). FASB ASC 810 establishes accounting and reporting standards for the ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and valuation of noncontrolling equity interests when a subsidiary is deconsolidated. FASB ASC 810 also prescribes that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FASB ASC 810 has been adopted in the current fiscal year. Accordingly, minority interests classified in the section between liabilities and equity is presented under the equity section as noncontrolling interests. Also, due to the adoption of FASB ASC 810, the items under the consolidated income statement have been changed. The disclosure requirements of FASB ASC 810 will be applied retrospectively and the consolidated financial statements including the consolidated cash flow statements for the prior year has been changed and presented as applicable.
     In December 2007, the U.S. FASB issued FASB ASC 805, “Business Combinations” (formerly the U.S. FASB Statement No. 141 (revised), “Business Combinations”). This FASB ASC 805 prescribes the standards and requirements for the acquiring entity in a business combination to recognize and measure the assets acquired and liabilities assumed in the transaction, noncontrolling interests in the acquired entity and the goodwill acquired in the transaction which can be recognized in the financial statements of such acquiring entity. FASB ASC 805 also prescribes that entities provide disclosures sufficient to evaluate the business combination and the impact on the financial statements. FASB ASC 805 has been applied in our financial statements for the current consolidated fiscal year. The adoption of FASB ASC 805 is not expected to have a material impact on the Group’s financial position, business results or cash flow status.

5. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Current Consolidated
	Second Quarter	Previous Fiscal Year
Accounts	as of September 30, 2009	as of March 31, 2009	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen

I. Current assets:

Cash and bank deposits	13,681	13,378	303
Time deposits and certificate of deposit	9,977	9,561	416
Marketable securities	7,853	10,483	(2,630)
Receivables:
Notes receivable	578	541	37
Accounts receivable — trade	23,581	19,422	4,159

	24,159	19,963	4,196
Allowance for returns and doubtful receivables	(2,431)	(2,279)	(152)

	21,728	17,684	4,044
Inventories	34,595	31,153	3,442
Deferred tax assets	5,281	5,395	(114)
Other current assets	2,281	2,965	(684)

Total current assets	95,396	90,619	4,777

II. Tangible fixed assets:

Land	21,984	20,502	1,482
Buildings and structures	60,312	58,216	2,096
Machinery and equipment	15,333	13,660	1,673
Construction in progress	279	68	211

	97,908	92,446	5,462
Accumulated depreciation	(46,434)	(43,407)	(3,027)

Net tangible fixed assets	51,474	49,039	2,435

III. Other assets:

Investments in affiliated companies	14,324	13,283	1,041
Investments	34,123	29,182	4,941
Goodwill	11,203	11,203	—
Other intangible fixed assets	13,528	13,242	286
Deferred tax assets	981	1,088	(107)
Others	6,334	5,830	504

Total other assets	80,493	73,828	6,665

Total Assets	227,363	213,486	13,877

	Current Consolidated
	Second Quarter	Previous Fiscal Year
Accounts	as of September 30, 2009	as of March 31, 2009	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen

I. Current liabilities:
Short-term bank loans	8,840	5,221	3,619
Payables:
Notes payable	1,841	2,498	(657)
Accounts payable — trade	11,119	9,172	1,947

	12,960	11,670	1,290
Accounts payable	4,779	5,817	(1,038)
Accrued payroll and bonuses	6,311	6,336	(25)
Accrued taxes	2,436	747	1,689
Other current liabilities	2,995	2,152	843

Total current liabilities	38,321	31,943	6,378

II. Long-term liabilities:
Reserves for retirement benefits	3,799	4,090	(291)
Deferred tax liabilities	9,483	8,346	1,137
Other long-term liabilities	2,326	1,140	1,186

Total long-term liabilities	15,608	13,576	2,032

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,344	29,316	28
III. Retained earnings	136,699	138,235	(1,536)
IV. Accumulated other comprehensive income (loss):
Foreign currency exchange adjustment	(6,761)	(8,288)	1,527
Unrealized gain on securities	3,273	325	2,948
Pension liability adjustment	(3,039)	(3,383)	344
V. Treasury stock	(1,399)	(3,592)	2,193

Total shareholders’ equity	171,377	165,873	5,504
VI. Noncontrolling interests	2,057	2,094	(37)

Total equity	173,434	167,967	5,467

Total liabilities and equity	227,363	213,486	13,877

(3) Consolidated Quarterly Income Statements
[Consolidated Six-Month Period]

			Consolidated Six-Month Period of
	Current Consolidated Six-Month Period		Previous Fiscal Year
	(From April 1, 2009		(April 1, 2008		Increase/
Accounts	to September 30, 2009)		to September 30, 2008)		(Decrease)
	Million Yen	%	Million Yen	%	Million Yen

I. Sales	81,527	100.0	89,585	100.0	(8,058)
II. Operating expenses
Cost of sales	38,875	47.7	42,932	47.9	(4,057)
Selling, general and administrative expenses	38,863	47.7	38,520	43.0	343

Total operating expenses	77,738	95.4	81,452	90.9	(3,714)

Operating income	3,789	4.6	8,133	9.1	(4,344)
III. Other income and (expenses):
Interest income	78	0.1	132	0.1	(54)
Interest expense	(60)	(0.1)	(38)	(0.0)	(22)
Dividend income	368	0.5	421	0.5	(53)
Gain on sale and exchange of marketable securities and/or investment securities	2	0.0	19	0.0	(17)
Valuation loss on investment in marketable securities and/or investment securities	(1,198)	(1.4)	(2,256)	(2.5)	1,058
Other profit and (loss), net	1	0.0	199	0.2	(198)

Total other income (expenses)	(809)	(0.9)	(1,523)	(1.7)	714

Pre-tax net income	2,980	3.7	6,610	7.4	(3,630)

Income taxes	1,471	1.8	3,000	3.3	(1,529)
Equity in net income of affiliated companies	510	0.6	554	0.6	(44)

Net income	2,019	2.5	4,164	4.7	(2,145)
Profit and (loss) attributable to noncontrolling interests	49	0.0	(61)	(0.1)	110

Net income attributable to the shareholders of the Company	2,068	2.5	4,103	4.6	(2,035)

(Note)	Applying the U.S. FASB ASC 220: “Comprehensive Income” (formerly the U.S. FASB Statement No. 130: “Reporting of Comprehensive Income”), the increase/decrease of capital accounts other than capital transactions (comprehensive income/loss) for (1) the second quarter of the fiscal year ending March 31, 2010 and (2) the second quarter of the fiscal year ended March 31, 2009 was an increase of 6,887 million yen and an increase of 787 million yen, respectively.

(3) Consolidated Cash Flow Statements

			Current Consolidated Six-Month Period	Previous Consolidated Six-Month Period
Accounts			(April 1, 2009 to September 30, 2009)	(April 1, 2008 to September 30, 2008)
			Million Yen	Million Yen
I.		Operating activities
	1.	Net income	2,019	4,164
	2.	Adjustments of net income to cash flow from operating activities
	(1)	Depreciation and amortization	2,269	2,169
	(2)	Allowance for returns and doubtful receivables	80	(456)
	(3)	Deferred taxes	(1,068)	(757)
	(4)	Gain/(loss) on sale of fixed assets	49	82
	(5)	Impairment loss on fixed assets	—	29
	(6)	Valuation loss on investment in marketable securities and investment securities	1,198	2,256
	(7)	Gain (loss) on sale and exchange of marketable securities and investment securities	(2)	(19)
	(8)	Equity in net income of affiliated companies (after dividend income)	(147)	3
	(9)	Changes in assets and liabilities Increase in receivables	(677)	(2,080)
		Increase in inventories	(1,391)	(2,076)
		Decrease in other current assets	844	774
		Increase (decrease) in payables and accounts payable	(1,746)	896
		Increase (decrease) in reserves for retirement benefits	121	(720)
		Increase (decrease) in accrued expenses and other liabilities	1,933	(406)
	(10)	Others	85	(334)

		Net cash flow from (used in ) operating activities	3,567	3,525

II.		Investing activities
	1.	Proceeds from sales and redemption of marketable securities	5,393	2,733
	2.	Acquisition of marketable securities	(2,509)	(593)
	3.	Proceeds from sales of fixed assets	131	96
	4.	Acquisition of tangible fixed assets	(1,874)	(1,423)
	5.	Acquisition of intangible fixed assets	(937)	(776)
	6.	Proceeds from sales of investments	—	30
	7.	Acquisition of investments	(544)	(416)
	8.	Proceeds from acquisition of shares of the newly consolidated subsidiaries	362	—
	9.	Others	3	(29)

		Net cash flow provided by (used in) investing activities	25	(378)

III.		Financing activities
	1.	Net increase (decrease) in short-term bank loans	449	(904)
	2.	Repayment of long-term debt	(160)	(25)
	3.	Increase (decrease) of treasury stock	1	(7)
	4.	Dividends paid in cash	(3,511)	(3,584)

		Net cash flow provided by (used in) financing activities	(3,221)	(4,520)

IV.		Effect of exchange rate on cash and cash equivalents	348	(334)

V.		Increase (decrease) in cash and cash equivalents	719	(1,707)
VI.		Initial balance of cash and cash equivalents	22,939	28,043

VII.		Period end balance of cash and cash equivalents	23,658	26,336

Additional Information

		Cash paid for:
		Interest	62	39
		Income taxes, etc.	865	4,092
		Investment activities without cash disbursement:
		Acquisition amount of investment securities through stock swap	—	9
		Acquisition amount of shares of consolidated subsidiaries through stock swap	2,489	—

(4) Notes on Going Concern
     Not applicable.
(5) Segment Information
(i) Segment Information by Type of Business
     Current Consolidated Six-Month Period (From April 1, 2009 to September 30, 2009)

					(Unit: Million Yen)
		Textile goods and			Elimination or
		related products	Other	Total	corporate	Consolidated
Sales and operating income (loss)
(1)	Sales to outside customers	76,856	4,671	81,527	—	81,527
(2)	Internal sales or transfers among segments	—	1,564	1,564	(1,564)	—
	Total	76,856	6,235	83,091	(1,564)	81,527
	Operating income (loss)	4,979	(527)	4,452	(663)	3,789
     Previous Consolidated Six-Month Period (From April 1, 2008 to September 30, 2008)

					(Unit: Million Yen)
		Textile goods and			Elimination or
		related products	Other	Total	corporate	Consolidated
Sales and operating income (loss)
(1)	Sales to outside customers	83,691	5,894	89,585	—	89,585
(2)	Internal sales or transfers among segments	—	1,744	1,744	(1,744)	—
	Total	83,691	7,638	91,329	(1,744)	89,585
	Operating income (loss)	8,779	(70)	8,709	(576)	8,133

(Note)	1.	Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) other.

2.	Core products of the respective businesses: Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
		Other: mannequins, shop design and implementation, restaurant, culture, services, etc.

	3.	Asset Related Information by Segment

		During the current consolidated six-month period, the total assets of textile goods and related products have increased as a result of the share exchange to make Lecien Corporation a wholly owned consolidated subsidiary of Wacoal Holdings Corp. during said period.

(ii) Segment Information by Location
     Current Consolidated Six-Month Period (From April 1, 2009 to September 30, 2009)

						(Unit: Million Yen)
						Elimination or
		Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
Sales and operating income (loss)
(1)	Sales to outside customers	71,917	3,905	5,705	81,527	—	81,527
(2)	Internal sales and transfers among segments	752	5,273	—	6,025	(6,025)	—
	Total	72,669	9,178	5,705	87,552	(6,025)	81,527
	Operating income	3,280	681	491	4,452	(663)	3,789

     Previous Consolidated Six-Month Period (From April 1, 2008 to September 30, 2008)

						(Unit: Million Yen)
						Elimination or
		Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
Sales and operating income (loss)
(1)	Sales to outside customers	77,613	3,894	8,078	89,585	—	89,585
(2)	Internal sales and transfers among segments	675	4,564	—	5,239	(5,239)	—
	Total	78,288	8,458	8,078	94,824	(5,239)	89,585
	Operating income (loss)	6,873	857	979	8,709	(576)	8,133

(Note)	1.	Countries or areas are classified according to geographical proximity.

	2.	Major countries and areas included in the respective segments other than Japan:

		Asia: various countries of East Asia and Southeast Asia

		Europe/N.A.: North America and European countries
(iii) Overseas Sales
     Current Consolidated Six-Month Period (From April 1, 2009 to September 30, 2009)

			(Unit: Million Yen)
		Asia	Europe/N.A.	Total
I.	Overseas sales	3,905	5,705	9,610
II.	Consolidated sales	—	—	81,527
III.	Ratio of overseas sales in consolidated sales	4.8%	7.0%	11.8%
     Previous Consolidated Six-Month Period (From April 1, 2008 to September 30, 2008)

			(Unit: Million Yen)
		Asia	Europe/N.A.	Total
I.	Overseas sales	3,894	8,078	11,972
II.	Consolidated sales	—	—	89,585
III.	Ratio of overseas sales in consolidated sales	4.4%	9.0%	13.4%

(Note)	Major countries and areas included in the respective segments:

Asia: various countries of East Asia and Southeast Asia

Europe/N.A.: North America and European countries
(6) Notes on Significant Changes in the Amount of Total Shareholders’ Equity
     During the current consolidated six-month period, we used 2,104 thousand shares of our treasury stock for the allocation of shares in the share exchange. As a result, the outstanding number of shares of treasury stock as of the end of the current consolidated second quarter was 1,399 million yen, a decrease of 2,193 million yen from the end of previous consolidated fiscal year.

(7) Status of Production and Sales
(i) Production Results

	Current Six-Month Period		Previous Six-Month Period
Segment name by	Ended September 30, 2009		Ended September 30, 2008		Increase/(Decrease)
type of business	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	31,125	100.0	34,631	100.0	(3,506)	(10.1)
(ii) Sales Results

		Current Six-Month Period		Previous Six-Month Period
Segment name by		Ended September 30, 2009		Ended September 30, 2008		Increase/(Decrease)
type of business		Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
		Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	Innerwear Foundation and lingerie	56,608	71.9	65,356	73.0	(6,748)	(10.3)
	Nightwear	4,814	5.9	5,882	6.6	(1,068)	(18.2)
	Children’s underwear	894	1.1	1,070	1.2	(176)	(16.4)
	Subtotal	64,316	78.9	72,308	80.8	(7,992)	(11.1)
	Outerwear/Sportswear	8,082	9.9	7,371	8.2	711	9.6
	Hosiery	853	1.1	760	0.8	93	12.2
	Other textile goods and related products	3,605	4.4	3,252	3.6	353	10.9
	Total	76,856	94.3	83,691	93.4	(6,835)	(8.2)
Other		4,671	5.7	5,894	6.6	(1,223)	(20.7)
Total		81,527	100.0	89,585	100.0	(8,058)	(9.0)